
Mail Stop 3561

August 13, 2008

C.J. Eiras
Chief Executive Officer
Liquor Group Wholesale, Inc.
4600 Touchton Road
Building 100, Suite 150
Jacksonville, FL 32246

Re: Liquor Group Wholesale, Inc.
         Amendment No. 3 to Registration Statement on
         Form S-1
         Filed July 28, 2008
         File No. 333-147526

Dear Mr. Eiras:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that there is currently no market for your common shares. Given this, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock and warrants at fixed prices, which are quantified in your prospectus, until your securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities

Act of 1933.

2.   As indicated in comment two of our letter dated February 25, 2008, please be aware that effective August 4th, 2008 any amendments to this registration statement must meet the item requirements of Regulation S-K, including the scaled disclosure requirements for smaller reporting companies. As noted in SEC Release No. 33-8876, many of the item requirements of Regulations S-B are substantially similar to the item requirements of regulation S-K. With this in mind, we have directed you in the following comments to the appropriate provisions in Regulation S-K.

3.   Please revise where appropriate to disclose counsel's opinion regarding the validity of the shares. Also, please file a revised Exhibit 23.1 indicating that Hart & Trinen consents to the prospectus discussion of the opinion and being named in the registration statement.

Management's Discussion and Analysis and Plan of Operation, page 9

4.   As noted in comment 22 of our letter dated December 21, 2007, and in comment six of our letter dated February 25, 2008, we believe your MD&A section could benefit from expanded "Overview" sections that offer investors an introductory understanding of the company and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

5.   We note on pages nine and 10 that you have listed events that have caused material increases or decreases in items in your Income Statements. When identifying the causes of material changes, please describe them in quantitative and qualitative terms. See Item 303(a)(3)(i) of Regulation S-K.

6.   We note that you have included interim financial statements. Please include the following discussions in your MD&A.

    • Discuss any material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. See Item 303(b)(1) of Regulation S-K.

    • We note that you have included an income statement for the most recent fiscal quarter. Please discuss material changes in your results of operations with respect to that fiscal quarter and the corresponding fiscal quarter in the preceding fiscal year. See item 303(b)(2) of Regulation S-K.

Principal Shareholders, page 25

7.   You indicate that the percentage information in the far right column of the common stock table "Assumes all outstanding Series A Preferred shares are converted into shares of common stock." However, Instruction 2 to Item 403 of Regulation S-K refers to Item 13d-3(d)(1), which indicates that "any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person." Please revise the table accordingly.

Audited Financial Statements, pages F-2 to F-5

1.   We note the financial statements as of and for each of the years ended August 31, 2006 and 2007 have changed significantly in this amendment yet they are not identified as "restated," there is no footnote explanation of the changes as contemplated by SFAS 154, and the date of the audit report remains unchanged. Please revise to disclose on the face of the financial statements that they have been restated and describe and quantify the changes in a footnote. The staff also believes that significant changes to audited financial statements warrant dual-dating or redating of the audit opinion.

Related Party Transactions

2.   In view of the significant transactions with related parties, please disclose parenthetically on the face of the applicable financial statements, the amounts of sales, cost of sales, other expenses, accounts receivable, accounts payable, etc. that are attributable to related parties.

Note 1 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-10

3.   We note your revisions to footnote 1 at page F-10 indicating that revenue is billed based on unit prices negotiated with the brand supplier or manufacturer, subject to volume discounts. Explain to us and disclose how the price negotiated with the brand supplier or manufacturer influences the price billed to your customers. That is, further explain to us if all sales are billed at a cost plus profit margin rate, applied consistently to all periods.

C.J. Eiras
Liquor Group Wholesale, Inc.
August 13, 2008

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions regarding other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or James Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: William T. Hart, Esq.
        Fax (303) 839-5414